Thunder Bridge Capital Partners III Inc.

9912 Georgetown Pike
Suite D203
Great Falls, Virginia 22066

January 29, 2021

VIA EDGAR

Geoff Kruczek

Division of Corporation Finance

Office of Manufacturing
U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Thunder Bridge Capital Partners III Inc.
Registration Statement on Form S-1
Filed January 15, 2021, as amended
File No. 333-252109

Dear Mr. Kruczek:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Thunder Bridge Capital Partners III Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Tuesday, February 2, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Gary A. Simanson
Gary A. Simanson
President and Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Ropes & Gray LLP